Mr. Jim B Rosenberg, Senior Assistant Chief Accountant
Ms. Christine Allen, Staff Accountant
August 12, 2005

August 12, 2005

Mr. Jim B Rosenberg, Senior Assistant Chief Accountant
Ms. Christine Allen, Staff Accountant
Mail Stop 6010
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Nanobac Pharmaceuticals, Incorporated
Annual Report on Form 10-KSB for the fiscal year ended
December 31, 2004
File No. 033-80612

Dear Mr. Rosenberg and Ms. Allen:

Pursuant to your request and in connection with the Staff’s comment letter dated July 11, 2005 (the “Comment Letter”) regarding the above-referenced annual report, we respectfully submit to you a supplemental response and supporting documentation regarding the matters described below. Please be advised that we have simultaneously filed this response on EDGAR under the form type label CORRESP together with the Second Amendment to Annual Report (Form 10-KSB/A) for the year ended December 31, 2004.

Comment 1: Selling, General and Administrative (“SG&A”) (page 22)

We have reviewed your response to comment number 1. Your response does not appear to adequately justify recording the expense as the stock was authorized and issued by the Board of Directors. Paragraph 5 of SOP 90-7 states that “the provisions of a confirmed plan bind the debtor, [and] any entity issuing securities under the plan, ….” As the reorganization plan was confirmed in November 2002, it would appear that the Company was obligated at that point to issue the shares. The bankruptcy plan, filed with the Commission, specifically states that the shares were to be issued subsequent to the merger with HealthCentrics. It would appear that the appropriate period was immediately after the acquisition in December 2002. Additionally, it appears that you have valued the shares authorized as of the issuance date (e.g. January 2003 and January 2004), instead of the value immediately subsequent to the merger with HealthCentrics. Please provide to us management analysis, including appropriate cites to accounting literature, which supports the timing of the expenses recorded and the appropriateness of the value assigned. Lastly, please indicate to us the reference within the plan of reorganization, submitted as an exhibit to your Form 8-K, dated November 20, 2002 that stipulates that requirement to issue 75 million shares.

Mr. Jim B Rosenberg, Senior Assistant Chief Accountant
Ms. Christine Allen, Staff Accountant
August 12, 2005

The following discussion is intended to clarify the facts and circumstances surrounding the issuance of stock-based compensation for services.

2004:

The explanation for selling, general and administrative expense of $2.6 in 2004 was inappropriately described as associated with the bankruptcy plan. The 4.5 million shares were initially authorized for issuance in the bankruptcy but never issued to creditors. Said previously unissued shares were ultimately issued to a principal stockholder for services and not in connection with the bankruptcy plan itself. The previous response noted the 4.5 million shares should have been issued to certain stockholders. That is also incorrect. 4.5 million shares were “available to creditors under the plan”. These shares were not issued to a creditor so characterization as compensation under the Plan is inappropriate.

The board authorized the issuance of shares in lieu of cash compensation in January 2004. These shares were valued at $.57 per share based on the stock prices at that time such compensation was approved of $.67 with a 15% discount based on an independent valuation. Stock prices at the time of emergence from bankruptcy in 11/02 were $.01 based on the last trading price of the stock. Nanobac stock did not have an active trading market until July 2003. We believe it is appropriate and more conservative to value these shares at the price at the time of issuance as opposed to the value in November 2002.

We believe given the increase in value of the stock, from the time of emergence from bankruptcy until approved by the Board, it is more appropriate to value such shares at the value said stock was trading when the compensation was authorized. While we can provide no authoritative site that discusses this specifically; however the date the Board approved the compensation appears to be the most appropriate measurement date.

We have corrected the disclosure to clarify the circumstances surrounding this stock issuance.

2003

With regard to the 2003 expenses of $750,000 associated with the bankruptcy, the Company determined the value of the shares issued in connection with bankruptcy services based both on what they considered to be the value of the services and considered the fact that the stock was not trading at the time and the last trade price was $.01/share. While the services were performed in connection with the bankruptcy, the Board did not approve, authorize or even consider compensation until 2003. There was no requirement in the plan to issue shares, which you noted in your response. This was simply a Board decision to do so. Also, while the Board authorized 75,000,000 (which equates to $750,000 @ $.01 per share), the Company determined that only 58,383,890 shares in total were to be issued. Because the Company did not have sufficient authorized shares, preferred stock, which was convertible to common stock was issued until such time as the Company was able to increase the number of authorized shares. The value of the shares at January 2003 in management’s opinion equated to the November 2002 value as the shares were not trading at either time. When a sufficient authorized number of shares were available, the Company converted the preferred to common.

Mr. Jim B Rosenberg, Senior Assistant Chief Accountant
Ms. Christine Allen, Staff Accountant
August 12, 2005

The financial statements and MD & A have been modified to clarify the facts and circumstances and remove improper characterization and explanation.

Comment 2: Selling, General and Administrative (page 22)

We have reviewed your response to comment number 2 and the revised disclosures in your amended Form 10-KSB. We do not feel that you have adequately justified the use of the non-GAAP financial measure, “loss from continuing operations excluding no-cash items,” not have you fully complied with the provision of Item 10 of Regulation S-B. Specifically:

a)
Management uses the financial measure to assess liquidity, the most directly comparable GAAP financial measure would be net cash flows from operating activities. Current reconciliation to loss from continuing operations is inappropriate.

b)	Current disclosures do not provide for presentation of equal or greater prominence with the most comparable GAAP financial measure.

c)
It is unclear as to why this measure is beneficial to investors and how it more closely approximates the amount of cash losses the company is experiencing. It would appear that net cash flows from operating activities, as presented in the Consolidated Statements of Cash Flows, is the amount of cash the company losses for the period presented.

In our prior response, management of the Registrant amended the disclosure for “loss from continuing operations, excluding non-cash items” to provide justification for a non-GAAP disclosure. Management internally utilizes this measure as opposed to “Cash Flows from Operating Activities” as disclosed in the Consolidated Statements of Cash Flows, due to the inclusion of changes in current liabilities. The deferral of payment of current liabilities for 2003 and 2004 reflects an improved cash flow. However, most of these current liabilities will eventually be settled with cash in future periods, while the expenses for amortization and stock charges will not be settled in cash. For these reasons, management included this disclosure in the Management Discussion and Analysis (“MD&A”).

Management also recognizes Staff’s concern on the use of non-GAAP financial measures without comprehensive justification in order to be in compliance with Item 10 of Regulation S-B and Regulation G. Even with comprehensive justification, non-GAAP financial measures could cause confusion among users of our public filings. Accordingly, management has determined to amend Form 10-KSB to delete the reference to “loss from continuing operations, excluding non-cash items” from the MD&A section and will not use this disclosure in future filings. Additional disclosure is being added to the Liquidity section to provide the above cash flow information in accordance with a GAAP measure (cash flows from operations).

Mr. Jim B Rosenberg, Senior Assistant Chief Accountant
Ms. Christine Allen, Staff Accountant
August 12, 2005

Comment 3: Common Stock, Preferred Stock and Warrant Issues (page F-18)

We have reviewed your response to comment number 6. Please provide management’s analysis as to why recording changes in fair value through the other comprehensive income is appropriate. Please note that paragraph 9 of EITF 00-19 stipulates that changes in fair value should be reported through earnings.

After discussion with Staff, management has determined to amend Form 10-KSB to record derivative loss of $643,630 through the Statement of Operation for the year ended December 31, 2004 as opposed to Other Comprehensive Loss.

Acknowledgements

The Registrant and its management acknowledge the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	The Registrant may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing. We would greatly appreciate the opportunity to discuss this response with you at your convenience.

Sincerely,

/s/ Michael J Dean

Michael J Dean
Vice President - Finance

Cc:	John Stanton, CEO
Darren Ocasio, Sichenzia Ross Friedman Ference LLP
Stacy Patrick, CPA, Aidman, Piser & Company, P.A.